Exhibit 99.1
EARNINGS RELEASE
STATS ChipPAC Reports Fourth Quarter Results
•	Revenue grows 34% year over year to record quarterly level

•	Gross margin improves 510 basis points over prior quarter

•	Company expects sequential revenue growth

United States — 1/25/2006, Singapore — 1/26/2006 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the fourth quarter ended December 31, 2005.
Revenue for the three months ended December 31, 2005 increased 34.5% to $357.5 million, compared to $265.8 million in the same quarter a year ago. This represents a sequential increase of 18.6% compared to the prior quarter and better than prior guidance. On a US GAAP basis, net income for the three months ended December 31, 2005 was $16.9 million or $0.08 per diluted ADS, compared to a net loss of $469.0 million or a loss of $2.41 per diluted ADS in the same quarter a year ago. US GAAP results for the fourth quarter of 2005 include $13.9 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the special items and including certain adjustments, non-US GAAP adjusted net income in the fourth quarter ended December 31, 2005 was $30.8 million or $0.15 per diluted ADS, compared to net income of $6.2 million or $0.03 per diluted ADS in the same quarter a year ago.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC said, “This was another record quarter for us. We achieved continued strong revenue growth that exceeded the high end of our guidance. Importantly, our net income came in above the high end of our prior guidance due to higher sales combined with a favorable product mix and increased operating synergies resulting from our merger. Our revenue momentum was strong across all geographies and all product lines, and was strongest in our advanced packaging and testing business. Of note, our new wafer bumping line in Taiwan operated at full utilization during the quarter. With our 300mm wafer bumping capability, we are now able to offer a total flip chip solution to our customers. This translated into more flip chip packaging and test business in the quarter. Our 3D packaging and test remained growth areas for STATS ChipPAC. Overall, we made good progress in 2005 in establishing a more robust and sustainable business model. We maintained capital expenditure and operating expense discipline throughout the year. In 2005, our customers responded well to our business model platform and value proposition. We saw significant ramps of new products and new customers in the latter half of 2005, which position us well for 2006.”

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Michael G. Potter, Chief Financial Officer of STATS ChipPAC said, “We continue to achieve gross margin expansion, with a 510 basis points improvement over the prior quarter in this quarter alone. Gross profit for 4Q 2005 was $78.3 million, compared to $42.2 million in the same quarter a year ago, and $50.7 million in the prior quarter. Gross margin was 21.9% in the fourth quarter of 2005 compared to 15.9% in the same quarter a year ago, and 16.8% in the prior quarter. Operating margin for the fourth quarter of 2005 was 9.9% compared to 3.5% in the prior quarter as we benefited from continued operating leverage. We will continue to practice discipline in capital expenditures while investing in the areas we have identified as strategic growth opportunities. We expect our capital expenditures in 2006 to be comparable to 2005. We will also continue to target improved efficiencies across our operation, as we take advantage of our larger scale and better position in the industry.”
Outlook
Tan Lay Koon commented, “We expect that positive momentum in our business will continue into the first quarter and full year of 2006, with revenues improving faster than the semiconductor industry as a whole. Our new customer wins and traction from our new product ramps in 2005 will provide us with increased opportunities in 2006. This upside in revenue growth should flow through to the bottom line as we achieve further leverage in our business model. In terms of guidance for the first quarter of 2006, we expect revenue in the first quarter of 2006 will be approximately 3% to 8% higher than the fourth quarter of 2005, with US GAAP net income per diluted ADS of $0.03 to $0.06, including the impact of $0.02 per ADS for the expensing of options. Non-US GAAP adjusted net income per diluted ADS is expected to be in the range of $0.10 to $0.13 per ADS, including the impact of $0.02 per ADS for the expensing of options. Non-US GAAP adjusted net income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.”
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on January 26, 2006. This will be 7:00 p.m. on January 25 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8560. A replay of the call will be available approximately two hours after the live call through 12:30 p.m. on Thursday, February 2, 2006 in Singapore (11:30 p.m. in New York on Wednesday, February 1, 2006) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 185173.

About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005 and, the Registration Statement on Form F-4 (File No. 333-128061) of STATS ChipPAC and the Registration Statements on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc., respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the calendar month end of that period. Our fourth quarter and fiscal year 2005 ended on December 25, 2005, the Sunday nearest to December 31, 2005, while our fourth quarter and fiscal year 2004 ended on December 31, 2004. For ease of presentation, our fourth quarter and fiscal year 2005 have been presented as ending on December 31, 2005. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
Singapore Contact :
Lee Ching Ching
Senior Investor Relations Manager
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : chingching.lee@statschippac.com
US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2005	2004	2005
Net revenues	$265,847	$357,463	$769,121	$1,157,253
Cost of revenues	(223,634)	(279,146)	(643,540)	(968,023)

Gross profit	42,213	78,317	125,581	189,230

Operating expenses:
Selling, general and administrative	34,778	35,679	84,965	135,771
Research and development	5,867	7,350	17,637	26,071
Restructuring charges	—	—	—	830
Goodwill impairment	453,000	—	453,000	—
Other general expenses (income), net	73	31	(464)	(20)

Total operating expenses	493,718	43,060	555,138	162,652

Operating income (loss)	(451,505)	35,257	(429,557)	26,578

Non-operating income (expenses), net	(10,217)	(9,282)	(26,444)	(36,760)

Income (loss) before income taxes	(461,722)	25,975	(456,001)	(10,182)
Income tax expense	(5,549)	(6,144)	(7,894)	(9,689)

Income (loss) before minority interest	(467,271)	19,831	(463,895)	(19,871)
Minority interest	(1,731)	(2,949)	(3,828)	(6,440)

Net income (loss)	$(469,002)	$16,882	$(467,723)	$(26,311)

Net income (loss) per ordinary share :
Basic	$(0.24)	$0.01	$(0.33)	$(0.01)
Diluted	$(0.24)	$0.01	$(0.33)	$(0.01)

Net income (loss) per ADS :
Basic	$(2.41)	$0.09	$(3.27)	$(0.13)
Diluted	$(2.41)	$0.08	$(3.27)	$(0.13)

Ordinary shares (in thousands) used in per ordinary share calculation :
Basic	1,943,189	1,976,012	1,428,954	1,961,950
Diluted	1,943,189	2,146,792	1,428,954	1,961,950

ADS (in thousands) used in per ADS calculation :
Basic	194,319	197,601	142,895	196,195
Diluted	194,319	214,679	142,895	196,195

Key Ratios & Information:
Gross Margin	15.9%	21.9%	16.3%	16.4%
Operating Expenses as a % of Revenue	185.7%	12.0%	72.2%	14.1%
Operating Margin	-169.8%	9.9%	-55.9%	2.3%

Depreciation & Amortization, including amortization of debt issuance costs	$61,722	$66,237	$188,683	$256,099
Capital Expenditures	$58,122	$105,742	$270,785	$277,712

STATS ChipPAC Ltd.
Reconciliation of US GAAP Net Income (Loss) to
Non-GAAP Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a US GAAP basis, STATS ChipPAC uses a non-US GAAP conforming measure of net income (loss), that is US GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-US GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-US GAAP adjusted measure of net income (loss) is among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2005	2004	2005
US GAAP net income (loss)	$(469,002)	$16,882	$(467,723)	$(26,311)

Special items
Merger and integration related expenses
Cost of revenues (1)	58	77	115	283
Operating expenses (1)	2,350	376	5,284	1,844
Restructuring charges (2)	—	—	—	830
Purchase accounting items
Amortization of intangibles — SG&A (3)	12,687	12,687	20,959	50,748
Amortization of intangibles — R&D (3)	800	800	1,119	3,200
WIP revaluation (4)	—	—	942	—
Harmonization of accounting policies for the third quarter ended September 30, 2004 (5)	—	—	3,100	—
Purchase price adjustment on tax (6)	6,042	—	6,042	1,003
Goodwill impairment (7)	453,000		453,000	—
Write-off of capitalized debt issuance cost (8)	266	—	266	1,654

Total special items	475,203	13,940	490,827	59,562

Non-US GAAP adjusted net income (loss)	$6,201	$30,822	$23,104	$33,251

Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items. The special items excluded for the three and twelve months ended December 31, 2004 and 2005 were:

(1)	We incurred direct merger and integration expenses in both our cost of revenues and operating expenses in the three and twelve months ended December 31, 2004 and 2005. These legal, professional and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.
(2)	In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities during the first quarter ended March 31, 2005. This reduction of headcount resulted in a charge of $0.8M for severance payments.
(3)	As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $1.5M and $7.6M lower in the three and twelve months ended December 31, 2005 and $2.7M and $4.3M lower than in the three and twelve months ended December 31, 2004 than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the assets value used in production, no adjustment was made for this item.
(4)	As part of the purchase accounting for the merger, work-in-process inventory (WIP) was revalued upwards to reflect profit in inventory at the point of merger. This WIP was subsequently sold post merger and the revaluation resulted in higher cost of revenues. This higher expense is non-cash and arose solely because of purchase accounting.
(5)	Post merger, the former STATS entities changed their estimated useful lives of production equipment from 5 years for testing equipment and 7 years for assembly equipment to 8 years for both. This is the same estimated useful lives used by former ChipPAC entities. In order to make the reported results for the quarter more directly comparable with future quarters, the impact of changing the estimated useful lives from the beginning of the quarter ended September 30, 2004 is included.
(6)	Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during quarters ended December 31, 2004 and March 31, 2005 due to foreign currency fluctuations.
(7)	Goodwill impairment per SFAS No. 142, “Goodwill and Other Intangible Assets” during the quarter ended December 31, 2004.
(8)	As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges on our capitalized debt issuance costs in the first quarter ended March 31, 2005. In the quarter ended December 31, 2004, we incurred write-off charges on our capitalized debt issuance costs resulting from repurchase of $16.5M of our 1.75% convertible notes due 2007.

STATS ChipPAC Ltd.
Non-GAAP Condensed Consolidated Statements of Operations
Excludes Special Items
(In thousands of U.S. Dollars, except for share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2005	2004	2005
Net revenues	$265,847	$357,463	$769,121	$1,157,253
Cost of revenues	(223,576)	(279,069)	(639,383)	(967,740)

Gross profit	42,271	78,394	129,738	189,513

Operating expenses:
Selling, general and administrative	19,811	22,678	58,836	83,414
Research and development	4,997	6,488	16,404	22,636
Other general expenses (income), net	73	31	(464)	(20)

Total operating expenses	24,881	29,197	74,776	106,030

Operating income	17,390	49,197	54,962	83,483

Non-operating income (expenses), net	(9,951)	(9,282)	(26,178)	(35,106)

Income before income taxes	7,439	39,915	28,784	48,377
Income tax expense	493	(6,144)	(1,852)	(8,686)

Income before minority interest	7,932	33,771	26,932	39,691
Minority interest	(1,731)	(2,949)	(3,828)	(6,440)

Net income	$6,201	$30,822	$23,104	$33,251

Net income, excluding special items per ordinary share :
Basic	$0.00	$0.02	$0.02	$0.02
Diluted	$0.00	$0.01	$0.02	$0.02

Net income, excluding special items per ADS :
Basic	$0.03	$0.16	$0.16	$0.17
Diluted	$0.03	$0.15	$0.16	$0.17

Ordinary shares (in thousands) used in per ordinary share calculation :
Basic	1,943,189	1,976,012	1,428,954	1,961,950
Diluted	1,958,151	2,146,792	1,440,930	1,974,786

ADS (in thousands) used in per ADS calculation :
Basic	194,319	197,601	142,895	196,195
Diluted	195,815	214,679	144,093	197,479

Key Ratios & Information:
Gross Margin	15.9%	21.9%	16.9%	16.4%
Operating Expenses as a % of Revenue	9.4%	8.1%	9.7%	9.2%
Operating Margin	6.5%	13.8%	7.2%	7.2%

Depreciation & Amortization, including amortization of debt issuance costs	$48,235	$52,750	$163,505	$202,151
Capital Expenditures	$58,122	$105,742	$270,785	$277,712
The format presented above is not in accordance with Generally Accepted Accounting Principles.
See Statement of Reconciliation of GAAP net income (loss) to Non-GAAP net income (loss) and notes to the reconciliation.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
(Unaudited)

	December 31,	December 31,
	2004	2005
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$229,569	$242,368
Accounts receivable, net	149,650	240,990
Inventories	54,690	79,483
Other current assets	58,272	44,873

Total current assets	492,181	607,714

Marketable securities	18,121	17,803
Property, plant and equipment, net	1,035,803	1,107,031
Goodwill and intangible assets	649,428	595,405
Other non-current assets	76,169	65,429

Total assets	$2,271,702	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$120,211	$215,483
Other current liabilities	66,074	99,229
Short-term debts	181,868	42,633

Total current liabilities	368,153	357,345
Long-term debts	652,946	779,105
Other non-current liabilities	50,362	66,611

Total liabilities	1,071,461	1,203,061

Minority interest	40,891	48,669

Shareholders’ equity	1,159,350	1,141,652

Total liabilities and shareholders’ equity	$2,271,702	$2,393,382

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	4Q 2004	3Q 2005	4Q 2005
Net Revenues by Product Line
Packaging — array	51.5%	51.3%	53.0%
Packaging — leaded	18.7%	21.2%	19.6%
Test and other services	29.8%	27.5%	27.4%

	100.0%	100.0%	100.0%

Net Revenues by End User Segment
Communications	56.3%	56.5%	55.7%
Personal Computers	23.3%	18.3%	20.9%
Consumer, Multi-applications and Others	20.4%	25.2%	23.4%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	74.1%	75.9%	73.7%
Europe	3.6%	2.1%	2.5%
Asia	22.3%	22.0%	23.8%

	100.0%	100.0%	100.0%

Number of Testers	874	892	932
Number of Wirebonders	3,061	3,292	3,532

Overall Equipment Utilization Rate	67%	75%	76%